UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 January 5, 2010


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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Company Announcement

4 January 2010

Status regarding Novo Nordisk's holding of its own shares
(31 December 2009)

In continuation of the company's announcement dated 6 August 2009 concerning a planned share repurchase programme, and pursuant to Section 204.25 of the New York Stock Exchange Listed Company Manual, this is to report that Novo Nordisk A/S (NYSE: NVO) and its wholly-owned affiliates on 31 December 2009 owned 32,137,945 of its own B shares of DKK 1, corresponding to a total nominal value of DKK 32,137,945 or 5.18% of the total share capital.

In the fourth quarter of 2009 a total of 4,534,767 B shares were repurchased, and 120,630 B shares were disposed of to employees in connection with employee incentive programmes.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 29,000 employees in 81 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol `NVO'. For more information, visit novonordisk.com.



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For further information please contact:

Media:                                            Investors:

Outside North America:                            Outside North America:
Elin K Hansen                                     Mads Veggerby Lausten
Tel: (+45) 4442 3450                              Tel: (+45) 4443 7919
ekh@novonordisk.com                               mlau@novonordisk.com

                                                  Kasper Roseeuw Poulsen
                                                  Tel: (+45) 4442 4471
                                                  krop@novonordisk.com

In North America:                                 In North America:
Sean Clements                                     Hans Rommer
Tel: (+1) 609 514 8316                            Tel: (+1) 609 919 7937
secl@novonordisk.com                              hrmm@novonordisk.com





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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: January 5, 2010                          NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer